Exhibit 99.3

5 Aldermanbury Square London EC2V 7HR United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Press release
Rio Tinto chief executive unveils vision for ‘mine of the future’
18 January 2008
Key building blocks for automated mine-to-port iron ore operations are being commissioned by Rio Tinto. These include:
▪	Mine operations in the Pilbara to be controlled 1,300 kilometres away at a new centre in Perth;

▪	Driverless trains to carry iron ore on most of the 1,200 km of track;

▪	Driverless ‘intelligent’ truck fleet; and

▪	Remote control ‘intelligent’ drills
Tom Albanese, Rio Tinto chief executive, unveiled his vision of the ‘mine of the future’ in Perth today as part of Rio Tinto’s drive to maintain its position as Australia’s leading iron ore producer. The Group aims to be the leader in integrated and automated mining and transport in the Pilbara iron ore region, leading to greater efficiency, lower production costs and more attractive working conditions that will help Rio Tinto to recruit and retain staff in the highly competitive labour market.
Major components of the ’mine of the future’ are being commissioned in Rio Tinto Iron Ore operations in 2008 and 2009 including establishing a Remote Operations Centre (ROC) in Perth to manage operations in the Pilbara mines hundreds of kilometres away. This allows operators overseeing Rio Tinto Iron Ore mines and process plant facilities to be physically located in Perth, Western Australia.
Remote control ‘intelligent’ trains, drills and trucks will be operational within Rio Tinto Iron Ore during 2008. Humans will no longer need to be hands on as all this equipment will be ‘autonomous’ – able to make decisions on what to do based on their environment and interaction with other machines. Operators will oversee the equipment from the ROC.
Tom Albanese said, “Rio Tinto is changing the face of mining. We have at least a three year start on the rest of the industry, which has focused on discrete technologies rather than modernising the whole mine-to-port operation. We’re aiming to be the global leaders in fully integrated, automated operations. It will allow for more efficient operations and directly confront the escalating costs associated with basing employees at remote sites, giving us a competitive advantage as an employer along the way.”
Remote Operations Centre
A Remote Operations Centre (ROC) will be built for Rio Tinto near Perth’s domestic airport. When completed in 2009, the ROC will house at least 320 employees who will work with Pilbara-based colleagues to oversee, operate and optimise the use of key assets and processes, including all mines, processing plants, the rail network, ports and power plants. Operational planning and scheduling functions will also be based in the ROC.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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ROC-based management would oversee pit and plant control, as well as manage the most effective use of power distribution and support activity such as maintenance planning. Remote operation of RTIO mines and plant in the Pilbara has already been successfully trialled.
The centre will feature an operational control room, office block and supporting infrastructure, and allow for potential significant expansions beyond its initial scale.
Driverless trains
Studies are being finalised on the application of Autonomous Train Operations technology in a heavy haul capacity and are expected to lead to significant efficiency benefits. Mainline trials conducted with the Western Australia Office of Rail Safety have progressed well and a decision on the next stage of the project is expected in mid-2008. Automated rail management is the first major operation scheduled to be run from the Remote Operations Centre.
‘Intelligent’ driverless trucks
Rio Tinto will introduce into the Pilbara the industry-leading Komatsu Autonomous Haulage System, which will allow for a fleet of 320 tonne off-highway trucks to be operated without drivers. The system will be commissioned before the end of 2008 and is expected to be more widely deployed in new and existing Rio Tinto Iron Ore operations by 2010.
Remote control ‘intelligent’ drills
Rio Tinto is already using bespoke autonomous drill technology in the Pilbara to support the ‘mine of the future’ strategy.
A pathway to fully automated mine-to-port operations
Rio Tinto began work on defining building blocks for the ‘mine of the future’ over a decade ago and key components required for an integrated mine-to-port operating system are being assembled and tested by Rio Tinto Iron Ore.
A number of key technologies have been introduced on a staged basis, beginning in 2006 with the development of autonomous drilling rigs for the Pilbara. In early 2007, Rio Tinto established and funded on a long term basis the Rio Tinto Centre for Mine Automation in partnership with The University of Sydney. Under this partnership Rio Tinto has secured exclusive access to world renowned robotics experts dedicated to addressing Rio Tinto’s ’mine of the future’ opportunities.
This year Rio Tinto Iron Ore will start running extensive trials at dedicated mine test site. Trials will combine the world leading Komatsu Autonomous Driverless Haulage System with a range of other advanced remote control and autonomous technologies in order to provide an industrial scale proving ground and template. Experience gained by the business will allow for further deployments in the Pilbara in 2010 and will also have application at other Rio Tinto mining operations.
The ’mine of the future’ programme will provide opportunities for technology driven performance improvements to support Rio Tinto Iron Ore’s announced plans to take annual global iron ore production beyond 600 million tonnes.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
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